Exhibit 99.1

3-305 Industrial Parkway South
Aurora, Ontario, Canada, L4G 6X7
Phone: (905) 841-2300
Fax: (905) 841-2244
Web: www.helixbiopharma.com
December 10, 2010
NEWS RELEASE

HELIX BIOPHARMA CORP. ANNOUNCES FISCAL Q1 2011 RESULTS

AURORA, Ontario, December 10, 2010 – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: HBP) today announced financial results for the quarter ended October 31, 2010.

HIGHLIGHTS

DOS47/L-DOS47:

  Helix announced that it has completed its definitive GLP, rodent and primate, repeat-dose toxicology studies with L- DOS47. These studies demonstrated a good safety profile in an expanded number of rodent and primate test animals, building upon Helix’s positive findings from its preliminary non-GLP toxicology studies.

Topical Interferon Alpha-2b:

  Helix announced the filing of an investigational new drug application with the U.S. Food and Drug Administration (“FDA”), seeking approval to perform a planned Phase II/III efficacy trial of Topical interferon Alpha-2b in patients with low-grade cervical lesions, which is currently on clinical hold pending further review by the FDA.

  Further announced positive safety and efficacy findings from its Phase II PK study of Topical Interferon Alpha-2b in patients with low-grade cervical lesions.

Financing:

  Completed a private placement financing on August 6, 2010 for net proceeds of $9,457,000.

  Trading of Helix common stock commenced on the NYSE Amex stock exchange.

Other:

  Subsequent to the Company’s fiscal Q1 2011, Helix entered into an agreement to transfer world-wide Klean-Prep® rights, except Canada, to Helsinn Birex Pharmaceuticals Limited. The parties also entered into a new supply agreement where Helsinn will supply Klean-Prep® to Helix with terms extending over a ten year period, subject to certain performance conditions. Helix will retain the Canadian rights to Klean-Prep® and continue to distribute the product in Canada.

  Helix exclusively retained US investor relations firm, Consulting for Strategic Growth 1 Ltd.

RESULTS FROM OPERATIONS
Three month period ended October 31, 2010 compared to the same period in the previous year

Loss for the period
The Company recorded a loss of $3,563,000 or $0.06 per common share, resulting in an increased loss of $90,000 when compared to the first quarter of fiscal 2010. The Company recorded a loss of $3,473,000 or $0.06 per common share in the first quarter of fiscal 2010.

Revenues
Revenues in the first quarter of fiscal 2011 totaled $1,205,000 (2010 – $1,020,000) resulting in an increase of $185,000 or 18.1% when compared to the first quarter of fiscal 2010.

Product revenues totaled $1,105,000 in the first quarter of fiscal 2011. When compared to the first quarter of fiscal 2010, product revenues increased by $202,000 or 22.4%. Except for Normacol®, product revenues were higher across all products, with the majority of the increase reflected primarily in the increased volume of combined product sales of Orthovisc® and Monovisc™. The Company commenced distribution of Monovisc™ in Canada in the first quarter of fiscal 2010.

License fees and royalties totaled $100,000 in the first quarter of fiscal 2011. When compared to the first quarter of fiscal 2010, license fees and royalties were lower by $17,000 or 14.5%. License fees and royalty revenues are comprised solely of royalties related to sales of Klean-Prep® outside of Canada. As a result of the agreement with Helsinn, referred to above, Helix will no longer earn royalty revenue associated with Klean-Prep®, going forward.

Cost of sales
Cost of sales totaled $414,000 in the first quarter of fiscal 2011 (2010 - $418,000). As a percentage of product revenues, cost of sales in the first quarter of fiscal 2011 and the first quarter of 2010 were 37.5% and 46.3%, respectively.

Research & development
Research and development costs in the first quarter of fiscal 2011 totaled $2,401,000 (2010 – $2,925,000) for a decrease of $524,000.

Topical Interferon Alpha-2b research and development costs in the first quarter of fiscal 2011 totaled $1,054,000 (2010 – $1,550,000) for a decrease of $496,000. Lower research and development expenditures are associated with both of the Company’s Topical Interferon Alpha-2b clinical programs having been completed. The lower clinical research expenditures were offset by higher consulting services and scale-up contract manufacturing initiatives in preparation of the U.S. Phase II/III IND filed during the first quarter of fiscal 2010 and the planned European Phase III CTA filing for the low-grade cervical lesions indication.

L-DOS47 research and development costs in the first quarter of fiscal 2011 totaled $1,347,000 (2010 – $1,375,000) for a decrease of $28,000. L-DOS47 research and development expenditures since the first quarter of fiscal 2010 primarily relate to ongoing collaborative scientific research expenditures and clinical research expenditures in anticipation of U.S. Phase I IND and Polish Phase I/II CTA filings.

Operating, general & administration
Operating, general and administration expenses in the first quarter of fiscal 2011 totaled $976,000 (2010 – $677,000) for an increase of $299,000. The increase in operating, general and administration expenditures is the result of higher legal and audit fees in the first quarter of fiscal 2011 associated with the filing of a preliminary base shelf prospectus with the Ontario Securities Commission and related registration statement with the US Securities and Exchange Commission and the Company’s listing on the NYSE Amex, in addition to wage increases and higher costs associated with increased investor relations initiatives.

Sales and marketing
Sales and marketing expense in the first quarter of fiscal 2011 totaled $258,000 (2010 – $261,000) for a decrease of $3,000. The Company incurred higher sales commissions and sales agent expenses as a result of increased sales in the first quarter of fiscal 2011 compared to the first quarter of fiscal 2010, which were partially offset by lower marketing and promotion activities associated with the Canadian product launch of Monovisc™ in the first quarter of fiscal 2010.

Stock-based compensation
Stock-based compensation expense in the first quarter of fiscal 2011 totaled $694,000 (2010 – $160,000). The stock-based compensation expense in the first quarter of fiscal 2011 relates to the ongoing amortization of compensation costs of stock options granted on August 17, 2010, December 14, 2009 and December 17, 2008, over their vesting period.

Interest income
Interest income in the first quarter of fiscal 2011 totaled $50,000 (2010 – $14,000). The increase in interest income in fiscal 2011 reflects higher interest rates earned on deposits.

Foreign exchange gain
Foreign exchange gains in the first quarter of fiscal 2011 totaled $35,000 (2010 – $42,000). Foreign exchange gains are mainly the result of the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euros, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.

Income taxes
Income tax expense in the first quarter of fiscal 2011 totaled $3,000 (2010 – $10,000). Income taxes are attributable to the Company’s operations in Ireland.

CASH FLOW

Operating activities
Cash used in operating activities totaled $3,083,000 in the first quarter of fiscal 2011 (2010 – $2,348,000), include a net loss of $3,563,000 (2010 – net loss of $3,473,000).

Significant adjustments in the first quarter of fiscal 2011 include stock-based compensation of $694,000 (2010 – $160,000), amortization of capital assets of $107,000 (2010 – $98,000), deferred lease credits of $6,000 (2010 – $8,000), foreign exchange gains of $35,000 (2010 – $42,000) and changes in non-cash working capital balances related to operations of negative $280,000 (2010 –$917,000).

Financing activities
Financing activities in the first quarter of fiscal 2011 were $9,457,000 (2010 – $11,597,000). Financing activities in the first quarter of fiscal 2011 and 2010 reflect the net proceeds from private placements in each of the respective quarters.

Investing activities
Use of cash in investing activities in the first quarter of fiscal 2011 totaled $9,000 (2010 – $245,000).

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At October 31, 2010, the Company had cash and cash equivalents totaling $19,525,000 (July 31, 2010 – $13,125,000). The increase in cash and cash equivalents in the first quarter of fiscal 2011 is the result of a private placement completed on August 6, 2010 where the Company issued 4,530,000 units at $2.43 per unit, for net proceeds of $9,457,000. Each unit consists of one common share and one common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $3.40 until 5pm (Toronto time) on August 5, 2013. The total number of common shares issued as at October 31, 2010 was 64,505,335 (July 31, 2010 – 59,975,335).

Based on our planned expenditures and assuming no material unanticipated expenses, our forecasts indicate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures through at least the next twelve months. These planned expenditures do not include those necessary to conduct the proposed U.S. Phase I and Polish Phase I/II clinical trials for L-DOS47 or the proposed U.S. Phase II/III and European Phase III clinical trials for Topical Interferon Alpha-2b (low-grade cervical lesions). As stated above, these trials will require substantial funding beyond the Company’s current resources.

The Company will continue to seek additional funding to carry out its business plan and to minimize risks to its operations. Equity financing has historically been Helix’s primary source of funding, however, the market for equity financings for companies such as Helix is challenging, and the global economic downturn and credit crisis have added further challenges. There can be no assurance that additional funding by way of equity financing will be available. Any additional equity financing, if secured, may result in significant dilution to the existing shareholders at the time of such financing. The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any alternative sources of funding will be available. The failure of the Company to obtain additional funding on a timely basis may result in the Company reducing, delaying or cancelling one or more of its planned research, development and marketing programs and reducing related personnel, any of which could impair the current and future value of the business. It may also have a material adverse effect on the Company’s ability to continue as a going concern.

On November 23, 2010, the Company filed a base shelf prospectus with the Ontario Securities Commission and related registration statement with the SEC which would allow the Company to raise up to US$75,000,000 until late December, 2012.

The Company’s unaudited interim consolidated balance sheet as at October 31, 2010 and audited consolidated balance sheet as at July 31, 2010 are summarized below:

Consolidated Balance Sheets as at (thousand $)
	31-Oct 2010	31-Jul 2010		31-Oct 2010	31-Jul 2010
Current assets:			Current liabilities:
Cash and cash equivalents	19,525	13,125	Accounts payable	1,565	1,435
Accounts receivable	1,461	1,365	Accrued liabilities	363	821
Inventory	787	780	Deferred lease credit	25	25
Prepaid and other	247	398		1,953	2,281
	22,020	15,668	Non current liabilities	66	72
Non current assets	2,348	2,446	Total liabilities	2,019	2,353
			Shareholders' equity	22,349	15,761
Total assets	24,368	18,114	Total liabilities & Shareholders' Equity	24,368	18,114

The Company’s unaudited interim consolidated Statements of Operations and Cash Flows for the three month periods ended October 31, 2010 and 2009 are summarized below:

Consolidated Statements of Operations for the three month period ended October 31 (thousand $, except for per share data)			Consolidated Statements of Cash Flows for the three month period ended October 31 (thousand $, except for per share data)

	2010	2009		2010	2009
Revenue:			Cash provided by (used in):
Product revenue	1,105	903
License fees & royalties	100	117	Loss for the year	(3,563)	(3,473)
	1,205	1,020	Items not involving cash:
			Amortization of capital assets	107	98
			Deferred lease credit	(6)	(8)
Expenses:			Stock-based compensation	694	160
Cost of sales	414	418	Foreign exchange (gain)	(35)	(42)
Research and development	2,401	2,925		(2,803)	(3,265)
Operating, general and admin	976	677
Sales and marketing	258	261	Change in non-cash
Amortization of capital assets	107	98	working capital	(280)	917
Stock-based compensation	694	160	Operating activities	(3,083)	(2,348)
Interest income	(50)	(14)
Foreign exchange (gain)	(35)	(42)	Financing activities	9,457	11,597
	4,765	4,483
			Investing activities	(9)	(245)
Loss before income taxes	(3,560)	(3,463)
			Effect of exchange rate changes
Income taxes	3	10	on cash and cash equivalents	35	42

Loss for the year	(3,563)	(3,473)	Cash and cash equivalents:
			Increase in the year	6,400	9,046
Loss per share:			Beginning of the year	13,125	14,494
Basic and diluted	(0.06)	(0.06)	End of the year	19,525	23,540

The Company’s unaudited interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations have been filed, today, with Canadian securities regulatory authorities and will be available at SEDAR at www.sedar.com.

About Helix BioPharma Corp.

Helix BioPharma Corp. is a biopharmaceutical company specializing in the field of cancer therapy. The Company is actively developing innovative products for the prevention and treatment of cancer based on its proprietary technologies. Helix's product development initiatives include its novel L-DOS47 new drug candidate and its Topical Interferon Alpha- 2b. Helix is listed on the TSX, NYSE Amex and FSE under the symbol "HBP".

For further information contact:

Investor Relations:	Media Relations:
Stanley Wunderlich	Richard Stern
Consulting for Strategic Growth 1 Ltd.	Stern & Co.
Tel: 800-625-2236 ext. 7770	Tel: 212 888-0044
Email: swunderlich@cfsg1.com	Email: richstern@sternco.com
Web Site: www.cfsg1.com	Web Site: www.sternco.com

Forward-Looking Statements and Risks and Uncertainties
This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, regarding the development of products by Helix for the prevention and treatment of cancer based on its proprietary technologies, sufficiency of the Company’s cash reserves and expected cash flow from operations; seeking additional financing, and other information in future periods. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, receipt of necessary additional funding, strategic partner support and regulatory approvals; GMP manufacturing and other activities; the timely provision of services and performance of contracts by third parties; the successful and timely closing of the transfers of certain Klean-Prep® rights to Helsinn, and future revenue, costs and expenditures. Helix’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous risks and uncertainties including without limitation, Helix’s need for additional capital, which may not be available; uncertainty whether the Company’s products under development, including L-DOS47 and Topical Interferon Alpha-2b, will be successfully developed and commercialized; uncertainty whether clinical trials will proceed as planned or at all, and the risk that clinical trial results may be negative; uncertainty whether the transfers of certain Klean-Prep® rights to Helsinn will occur in a timely manner or at all; insurance and intellectual property risks; research and development risks; the need for further regulatory approvals, which may not be obtained; the Company’s dependence on its third-party service providers; upscaling and manufacturing risks; partnership / strategic alliance risks; the effect of competition; the risk of technical obsolescence; uncertainty of the size and existence of a market opportunity for Helix’s products; uncertainty whether the Company will be able to obtain an appropriate pharmaceutical or strategic partner for the drug candidates, which are not assured; changes in business strategy or plans; and the risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.